United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Abacus Life, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00258Y 104

(CUSIP Number)

Gary L. Hagerman, Jr.

c/o East Asset Management, LLC

7777 NW Beacon Square Blvd

Boca Raton, FL 33487

(561) 826-3620

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00258Y 104	13D	Page 1 of 7 Pages

1	Names of Reporting Persons Terrence M. Pegula
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,537,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,537,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,537,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.5%
14	Type of Reporting Person IN

CUSIP No. 00258Y 104	13D	Page 2 of 7 Pages

1	Names of Reporting Persons East Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,537,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,537,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,537,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00258Y 104	13D	Page 3 of 7 Pages

1	Names of Reporting Persons East Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,537,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,537,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,537,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00258Y 104	13D	Page 4 of 7 Pages

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 10, 2023 (as amended to date, the “Schedule 13D”), by Terrence M. Pegula, East Asset Management, LLC and East Sponsor, LLC (“East Sponsor”) (collectively, the “Reporting Persons,” and each a “Reporting Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Abacus Life, Inc. (the “Issuer”), whose principal executive offices are located at 2101 Park Center Drive, Suite 170, Orlando, Florida 32835.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed on the Schedule 13D filed on July 10, 2023 by the Reporting Persons herein, as a result of certain transactions that occurred in connection with the closing of the Issuer’s business combination (the “Business Combination”) on June 30, 2023 pursuant to that certain Agreement and Plan of Merger, dated as of August 30, 2022, as amended on October 14, 2022 and April 20, 2023 (as amended, the “Merger Agreement”), by and among Issuer, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC and Abacus Settlements, LLC, the Reporting Persons held 8,625,000 shares of Common Stock and 7,120,000 private placement warrants of the Issuer to purchase the same number of shares of Common Stock.

In connection with the closing of the Business Combination, each of Jay Jackson, Todd Sean McNealy, Kevin Scott Kirby and Matthew A. Ganovsky (each a “Transferor” and collectively, the “Transferors,” and the Transferors together with East Sponsor, the “Transfer Parties”) received 13,293,750 shares of Common Stock. The Transfer Parties, as beneficial owners of the parties to the Merger Agreement, agreed that the ultimate allocation of shares under the Merger Agreement did not conform to the intended allocation agreed on between the parties to the Merger Agreement. Consequently, the Transfer Parties entered into the Transfer Agreement (the “Transfer Agreement”), dated as of October 13, 2023 (the “Effective Date”), pursuant to which, each of the Transferors agreed to, and did as of the Effective Date, sell, transfer, assign, convey and deliver to East Sponsor, and East Sponsor accepted from each Transferor, free and clear of all encumbrances, 700,500 of their respective shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the of the Schedule 13D is hereby amended and supplemented as follows:

The Transfer Agreement

On October 13, 2023, the Effective Date, the Transfer Parties entered into the Transfer Agreement, pursuant to which, on the Effective Date, each of the Transferors sold, transferred, assigned, conveyed and delivered to East Sponsor, and East Sponsor accepted from each Transferor, free and clear of all encumbrances, 700,500 of their respective shares of Common Stock.

CUSIP No. 00258Y 104	13D	Page 5 of 7 Pages

The foregoing description of the Transfer Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 62,961,688 shares of Common Stock outstanding as of the date hereof and the additional 7,120,000 shares of Common Stock that would be outstanding upon exercise of the private placement warrants held by East Sponsor.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Terrence M. Pegula	18,537,000	26.5%	0	18,537,000	0	18,537,000
East Asset Management, LLC	18,537,000	26.5%	0	18,537,000	0	18,537,000
East Sponsor, LLC	18,537,000	26.5%	0	18,537,000	0	18,537,000

East Sponsor is the record holder of (i) 11,417,000 shares of Common Stock and (ii) currently exercisable warrants to purchase 7,120,000 shares of Common Stock.

East Asset Management, LLC is the managing member of East Sponsor. Trusts controlled by Mr. Pegula are the sole members of East Asset Management, LLC. As such, Mr. Pegula may be deemed to have or share beneficial ownership of the Common Stock and warrants held by East Sponsor. Mr. Pegula disclaims any beneficial ownership of such securities other than to the extent of any pecuniary interest he may have therein.

(c)	Except as disclosed in Items 3 and 4 herein, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock in the past 60 days.

(d)	None.

(e)	Not applicable.

CUSIP No. 00258Y 104	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Transfer Agreement and is incorporated herein by reference. The Transfer Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

9	Transfer Agreement, dated as of October 13, 2023, by and between Jay Jackson, Todd Sean McNealy, Kevin Scott Kirby, Matthew A. Ganovsky and East Sponsor.

CUSIP No. 00258Y 104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2023

Terrence M. Pegula

/s/ Terrence M. Pegula

East Asset Management, LLC

By:	/s/ Gary L. Hagerman, Jr.
Name:	Gary L. Hagerman, Jr.
Title:	Chief Financial Officer and Treasurer

East Sponsor, LLC
By: East Asset Management, LLC, its managing member

By:	/s/ Gary L. Hagerman, Jr.
Name:	Gary L. Hagerman, Jr.
Title:	Chief Financial Officer and Treasurer